EX 5.1

INTERNAL REVENUE SERVICE P.O. BOX 2508 CINCINNATI, OH 45201	DEPARTMENT OF THE TREASURY
Employer Identification Number: 26-4772533
Date: AUG 07 2014
DLN: 17007035124014
DIRECTV 2230 E IMPERIAL HWY MS CA/LA5/A110 EL SEGUNDO, CA 90245-0956	Person to Contact: DEBORAH BRISKE ID# 75069 Contact Telephone Number: (312) 566-3829 Plan Name: DIRECTV 401K SAVINGS PLAN

Plan Number: 003

Dear Applicant:

We have made a favorable determination on the plan identified above based on the information you have supplied.  Please keep this letter, the application forms submitted to request this letter and all correspondence with the Internal Revenue Service regarding your application for a determination letter in your permanent records.  You must retain this information to preserve your reliance on this letter.

Continued qualification of the plan under its present form will depend on its effect in operation.  See section 1.401-1(b)(3) of the Income Tax Regulations.  We will review the status of the plan in operation periodically.

The enclosed Publication 794 explains the significance and the scope of this favorable determination letter based on the determination requests selected on your application forms.  Publication 794 describes the information that must be retained to have reliance on this favorable determination letter.  The publication also provides examples of the effect of a plan's operation on its qualified status and discusses the reporting requirements for qualified plans.  Please read Publication 794.

This letter relates only to the status of your plan under the Internal Revenue Code.  It is not a determination regarding the effect of other federal or local statutes.

This determination letter gives no reliance for any qualification change that becomes effective, any guidance published, or any statutes enacted, after the issuance of the Cumulative List (unless the item has been identified in the Cumulative List) for the cycle under which this application was submitted.

This determination letter is applicable for the amendment(s) executed on 9/13/13 & 5/6/13.

This determination is conditioned upon your adoption of the proposed restated plan as submitted with your or your representative's letter dated 7/17/14.  The proposed plan should be adopted on or before the date prescribed by the regulations under Code section 401(b).

This letter may not be relied on after the end of the plan's first five-year remedial amendment cycle that ends more than 12 months after the application was received.  This letter expires on January 31, 2019.  This letter considered the 2012 Cumulative List of Changes in Plan Qualification Requirements.

This is not a determination with respect to any language in the plan or any amendment to the plan that reflects Section 3 of the Defense of Marriage Act, Pub. L. 104, 110 stat. 2419 (DOMA) or U.S. v. Windsor, 570 U.S. 12 (2013), which invalidated that section.

If you have questions concerning this matter, please contact the person whose name and telephone number are shown above.

Sincerely,

/s/ Andrew E. Zuckerman
Andrew E. Zuckerman
Director, EP Rulings & Agreements

Enclosures: Publication 794